United States
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-13695

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214

REQUIRED INFORMATION

1.	Not applicable

2.	Not applicable

3.	Not applicable

4.	The Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)	Consent of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

Community Bank, N. A., Trustee

Dated: June 29, 2011
/s/ Scott Kingsley
Scott Kingsley
Executive Vice President and Chief
Financial Officer

Appendix I

COMMUNITY BANK SYSTEM, INC.
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE
*     *     *

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Index
December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-14

Supplemental Schedule:

Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Item (i))	15

Note:
All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

June 24, 2011
To the Participants and Administrators of the
Community Bank System, Inc. 401(k) Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles (United States).

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                 /s/ Dannible & McKee, LLP

                 Dannible & McKee, LLP
                 Syracuse, New York

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value (Notes B and C):
Mutual funds	$ 35,524,733	$ 32,349,316
Collective investment funds	7,590,432	2,061,361
Community Bank System, Inc. common stock	25,012,395	18,891,264
Collective trust fund	8,771,715	14,560,789
Stable value fund	6,948,948	-
Self-directed brokerage	1,376,416	994,730
Money market fund	702,433	766,202
Total investments	85,927,072	69,623,662
Receivables
Contributions receivable – employer	78,159	52,027
Contributions receivable – employee	137,707	134,681
Notes receivable from participants, net	2,038,756	2,256,076
Total receivables	2,254,622	2,442,784

Net assets available for benefits at fair value	88,181,694	72,066,446

Adjustment from fair value to contract value for fully
benefit-responsive investments	77,621	706,942

Net assets available for benefits	$ 88,259,315	$ 72,773,388

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Additions
Employee contributions	$ 4,547,230	$ 4,966,543
Employer contributions	2,407,375	1,802,517
Interest and dividend income	1,796,217	1,916,654
Net appreciation in the fair value of investments	12,771,378	3,089,733
Total additions	21,522,200	11,775,447

Deductions
Benefit payments	5,569,948	4,965,003
Administrative fees	95,325	91,528
Reserve for deemed distributions	371,000	-
Total deductions	6,036,273	5,056,531

Net increase in net assets available for benefits	15,485,927	6,718,916

Net assets available for benefits
Beginning of Year	72,773,388	66,054,472

End of Year	$ 88,259,315	$ 72,773,388

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

A.	Description of the Plan

The following description of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Community Bank System, Inc. (the “Company”) who are age 18 or older.  Employees are automatically enrolled in the plan after 90 days of service unless participants elect not to participate.  Employees must have one year of service to be eligible for the Company’s discretionary profit sharing contribution.  The Plan also qualifies as an employee stock ownership plan under the meaning of Section 4975(e)(7) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

Plan Amendments
Effective January 1, 2010, the Plan was amended to increase the maximum Company match to 4.5% of participant base pay, as described below, and eliminate discretionary profit sharing contributions for years beginning after December 31, 2009.  Effective January 1, 2010, the Plan was amended further to allow additional employer contributions for employees participating in the Community Bank System, Inc. Pension Plan under the Worker Retirement Accumulation Plan design.  Employees eligible to participate in the Community Bank System, Inc. Pension Plan under the Worker Retirement Accumulation Plan design will receive an employer contribution to the Plan equal to the interest credit earned on service credits earned in 2010 and subsequent years.  There were no employer contributions made in 2010 related to the Worker Retirement Accumulation Plan design.

Contributions
Participants may make voluntary contributions of up to 90% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $16,500 for 2010 or $22,000 if an employee is older than 50 in 2010 to the Plan starting the first day of the month after 90 days of employment.  Voluntary cash contributions of up to 6% of total eligible compensation are matched 100% by the Company for the first 3% contributed and 50% for the next 3% contributed.  The Company match amounted to $2,407,375 and $1,802,517 in 2010 and 2009, respectively.  The amount of the Company’s annual discretionary profit sharing contributions were determined by the Board of Directors, within certain maximum limitations.  These discretionary profit sharing contributions to the Plan were allocated to individual participant accounts.  There were no discretionary profit sharing contributions in 2009 and the Plan was amended to eliminate the discretionary contribution for 2010 and subsequent years.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution as well as Plan earnings and charged with an allocation of administrative expenses.  Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Forfeited accounts are allocated annually to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation.  Forfeited accounts allocated to eligible participants amounted to $5,424 and $6,627 for 2010 and 2009, respectively.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

    Vesting
Participants are immediately vested in their contributions and the Company's discretionary profit sharing contributions.  Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service.  A participant is 100 percent vested after two years of service.  Vesting in the employer contributions related to the Worker Retirement Accumulation Plan design is based on years of continuous service.  A participant is 100 percent vested after three years of service.

Notes Receivable from Participants
Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Notes receivable from participants are collateralized by the balance in the participant's account.  Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest.  Interest accrues at the prime rate in effect at the inception of the loan plus 1% for residential loans and prime rate plus 2.9% for Reserve Plus loans.  Interest rates on participant loans generally range from 4.25% to 11.15%.  All notes that are in default as defined by the plan document are reported as deemed distributions.  Deemed distributions represent the amount of unpaid principal on participant loans from participants who are actively participating in the Plan and have not continued to make payments on the outstanding balance as required by the Plan document.

Payment of Benefits
Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service.  Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested interest in his or her account.  If some or all of a participant’s account balance is allocated to the employee stock option feature of the Plan, that portion of the Plan benefit may be paid in the form of Company stock.  Upon termination of employment, if the account balance is less than $5,000, the participant will receive a single lump sum amount equal to the value of his or her account, otherwise, the participant may elect to defer payment up to age 65.  Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions set forth under ERISA.  In the event the Plan terminates, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts.  Participants shall be vested 100% in the assets so allocated to their accounts.

B.	Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

Valuation of Investments
Investments are stated at aggregate fair value, except for the SEI Stable Asset GIC Fund and the HB&T Metlife Stable Value Fund, which are stated at contract value.  Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statement of Changes in Net Assets the net appreciation in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on the trade date.  Gains or losses on sales of securities are based on average cost.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The SEI Stable Asset GIC Fund and the HB&T Metlife Stable Value Fund are stated at contract value in accordance with the Financial Accounting Standards Board guidance on Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the accompanying Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.  For the SEI Stable Asset GIC Fund the average yields earned were 1.63% and 3.69% and the crediting interest rates to the fund were 0.89% and 1.40% for the years ended December 31, 2010 and 2009, respectively.  For the HB&T Metlife Stable Value Fund the average yield earned and the crediting interest rate for the year ended December 31, 2010 were 6.21% and 2.90%, respectively.

The adjustment from fair value to contract value for fully benefit-responsive investments at December 31, 2010 and 2009 is as follows:
	2010	2009
SEI Stable Asset GIC Fund	$142,799	$ 706,942
HB&T Metlife Stable Value Fund	(65,178)	-
Total adjustment from fair value to contract value	$77,621	$706,942

Payment of Benefits
Benefits are recorded when paid.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

Administrative Expenses
Certain administrative expenses are paid by the Company.  These amounted to approximately $418,000 and $454,000, including approximately $329,000 and $251,000 paid to Benefit Plans Administrative Services, LLC (“BPAS”), in 2010 and 2009, respectively.  (See Note E).

Inactive Accounts
Account balances of individuals who have withdrawn from participation in the Plan had an accumulated basis of approximately $15,428,545 and $10,522,871 at December 31, 2010 and 2009, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties
The plan provides for various investment options in mutual funds and Company stock.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Valuation Allowance
Beginning in 2010, the carrying amount of notes receivable from participants is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected.  Management determines the valuation allowance by applying an average of historical write-offs to the aggregate remaining notes receivable from participants to estimate a valuation allowance.  The valuation allowance at December 31, 2010 is $371,000. (See Note G).

Subsequent Events
The Company has evaluated subsequent events through June 24, 2011, the date the financial statements were available for issue.  Effective June 1, 2011, the Wilber National Bank 401(k) Profit Sharing Plan was merged into and became part of the Community Bank System, Inc 401(k) Employee Stock Ownership Plan.  The total amount of assets transferred from the Wilber National Bank 401(k) Profit Sharing Plan were $7,103,508.  There were no other material subsequent events.

Reclassification

Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

C.	Investments

Investments are held within various common funds maintained by the Community Bank, N.A. Trust Department.  Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan.  A brief description of these investment options, as provided by the plan administrator, follows:

Community Bank System, Inc. Employee Stock Ownership Fund – these Funds invest in the common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol “CBU”.

SEI Stable Asset GIC Fund – a collective trust fund that holds primarily a diversified portfolio of stable value contracts issued by insurance companies and banks.  Investments in the SEI Stable Asset GIC Fund are not marketable securities and are reported at contract value.

American Funds Washington Mutual Investors Fund Class A – a mutual fund that invests in common stocks and securities convertible into such common stocks.

Federated Total Return Bond Fund – a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

American Funds EuroPacific Growth Fund Class A – a mutual fund that invests in stocks of issuers located in Europe and the Pacific Basin.

T. Rowe Price Blue Chip Growth Fund – a mutual fund that invests primarily in stocks of U.S. companies.

T. Rowe Price Inflation Protected Bond Fund – a mutual fund that invests primarily in inflation-protected bonds issued by the U.S. Treasury.

T. Rowe Price Mid-Cap Growth Fund – a mutual fund that invests primarily in a diversified portfolio of common stocks and mid-cap companies.

T. Rowe Price Mid-Cap Value Fund – a mutual fund that invests primarily in U.S. common stocks of mid-size companies that appear to be undervalued.  The fund may invest in other securities, including foreign stocks, and use futures and options.

Manning & Napier Pro-Blend Conservative Term Fund I – a mutual fund that invests primarily in investment grade, fixed-income securities, including U.S. Treasury securities, pass-through securities, and corporate bonds.

Manning & Napier Pro-Blend Extended Term Fund I – a mutual fund that invests primarily in common stocks, but may also invest a substantial portion of assets in long-term, fixed-income securities with maturities of 7 to 20 years.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

Manning & Napier Pro-Blend Moderate Term Fund I – a mutual fund that invests primarily in common stocks and intermediate to long-term fixed income securities with maturities of 5 to 10 years.

Oppenheimer Developing Markets Fund A – a mutual fund that invests primarily in equity securities of issuers with high growth potential whose principal activities are in at least three developing markets.

Royce Special Equity Fund – a mutual fund that invests primarily in the equity securities of small and micro-cap companies.

Sentinel Small Company Fund I – a mutual fund that invests primarily in common stocks of small companies that are believed to be of high quality and are attractively valued.

Vanguard 500 Index Signal Fund – a mutual fund that invests substantially all of its assets in the stocks that make up the Standard & Poor’s 500 Index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard Total Bond Index Fund – a mutual fund that attempts to track the performance of the Barclays U.S. Capital Aggregate Float Adjusted Index, which represents a wide spectrum of public, investment grade, taxable, fixed-income securities in the U.S.

AITC Smart Conservative 2010 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve current income with long-term growth of principal by investing primarily in 39% money market funds, 31% bonds and treasury inflation protected securities funds and 30% in fixed income funds.

AITC Smart 2020 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve current income with long-term growth of principal be investing primarily in 27% exchange traded funds, 21% equity common trust funds, 19% U.S. Treasury notes, 12% money market funds, 7% fixed income mutual funds, 7% fixed income common trust funds and 7% stock.

AITC Smart Moderate 2030 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve long-term growth of principal and income by investing primarily in 35% exchange traded funds, 35% equity common trust funds, 9% stock, 8% fixed income common trust funds, 8% fixed income mutual fund, 4% U.S. Treasury notes and 1% mutual funds.

AITC Smart 2040 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve long-term growth of principal and income by investing primarily in 49% equity common trust funds, 28% exchange traded funds, 6% stock, 6% fixed income common trust funds, 5% fixed income mutual funds, 3% money market funds and 3% U.S. Treasury notes.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

AITC Smart Aggressive 2050 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve long-term growth of principal by investing primarily in 68% equity common trust funds, 21% exchange traded funds, 3% fixed income common trust funds, 3% stock, 2% fixed income mutual funds, 2% U.S. Treasury notes and 1% money market funds.

HB&T Metlife Stable Value Fund Class R1 Shares – a stable value fund that invests in fixed income securities such as U.S. Governmental Agencies and Treasuries, mortgages, asset backed securities, corporate debt and cash equivalents.  Investments in the HB&T Metlife Stable Value Fund are reported at contract value.

HB&T Mid-Cap Blend Index Fund Class R1 Shares - a collective investment fund invested in a pooled collective fund managed by Blackrock Institutional Trust Company, N.A. and is structured to produce returns that are consistent with the S&P Midcap 400 Index.

Ameritrade IDA Account – participants select the individual investment securities, including equity securities, mutual funds and bonds.

The fair value of individual investments which represent 5% or more of net assets available for benefits ($4,412,966 for 2010 and $3,638,669 for 2009) at either December 31, 2010 or 2009 are as follows:
	2010	2009
Community Bank System, Inc. common stock	$25,012,395	$ 18,891,264
SEI Stable Asset GIC Fund	8,771,715	14,560,789
American Funds Washington Mutual Investors Fund Class A	7,479,899	6,941,532
HB&T Metlife Stable Value Fund R1	6,948,948	-
American Funds EuroPacific Growth Fund Class A	5,807,000	5,495,302
T. Rowe Price Blue Chip Growth Fund	5,193,964	4,648,098
Federated Total Return Bond Fund	5,134,398	4,980,478
Dreyfus S&P 500 Index Fund	-	3,752,988

The Plan’s investments appreciated (depreciated) in value as follows:

	2010	2009
Community Bank System, Inc. common stock	$ 8,241,566	$ (3,235,490)
Mutual funds	4,529,812	6,325,223
Total net appreciation in fair value of investments	$ 12,771,378	$ 3,089,733

D.	Fair Value Measurements

The Financial Accounting Standards Board has established authoritative guidance regarding accounting for fair value measurements.  This framework establishes a common definition for fair value to be applied to generally accepted accounting principles requiring the use of fair value, establishes a framework for measuring fair value and expands disclosure about such fair value instruments.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  It also classifies the inputs used to measure fair value into the following hierarchy:

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 – Significant valuation assumptions not readily observable in a market.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The following tables set forth the Plan’s financial assets that were accounted for at fair value on a recurring basis:

As of December 31, 2010
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds
Growth funds	$11,000,964	$ -	$ -	$11,000,964
Domestic funds	7,479,899	-	-	7,479,899
Bond funds	6,053,018	-	-	6,053,018
Index funds	4,992,509	-	-	4,992,509
Small-cap funds	3,987,707	-	-	3,987,707
Mid-cap funds	801,511	-	-	801,511
Foreign	672,383	-	-	672,383
Fixed income	536,742	-	-	536,742
Total	35,524,733	-	-	35,524,733
Collective investment funds		7,590,432		7,590,432
Common stock of plan
sponsor	25,012,395	-	-	25,012,395
Collective trust fund	-	8,771,715	-	8,771,715
Stable value fund	-	6,948,948	-	6,948,948
Self-directed brokerage	1,376,416	-	-	1,376,416
Money market fund	702,433	-	-	702,433
Total assets at fair value	$62,615,977	$23,311,095	$ -	$85,927,072

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

As of December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds
Growth funds	$10,143,400	$ -	$ -	$10,143,400
Domestic funds	10,118,475	-	-	10,118,475
Bond funds	4,980,478	-	-	4,980,478
Index funds	7,106,963	-	-	7,106,963
Total	32,349,316	-	-	32,349,316
Collective investment funds		2,061,361		2,061,361
Common stock of plan
sponsor	18,891,264			18,891,264
Collective trust fund	-	14,560,789	-	14,560,789
Self-directed brokerage	994,730	-	-	994,730
Money market fund	766,202	-	-	766,202
Total assets at fair value	$53,001,512	$16,622,150	$ -	$69,623,662

The valuation techniques used to measure fair value for the items in the table above are as follows:

Mutual funds:  Valued at the closing price of the shares held by the Plan at year end reported on the active market.

Collective investment funds, collective trust funds and stable value funds:  The units held of collective investment, collective trust funds and stable value funds are valued periodically by the trustee of the respective fund.  The values are based on the current market values of the underlying assets of the fund.

Common stock and self directed brokerage: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds: Managed portfolios including commercial paper and other fixed-income securities issued by U.S. and foreign corporations, asset-backed commercial paper, U.S. government securities, obligations of foreign governments and the U.S. and foreign banks, valued at the closing price reported on the active market on which the individual security is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

E.	Transactions with Parties-in-Interest

The assets of the Plan are administered by BPAS, a subsidiary of Community Bank System, Inc.  The Company paid BPAS approximately $329,000 and $251,000 for record keeping, trustee, and other services in 2010 and 2009, respectively.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

The Plan held 900,698 and 978,315 shares of the Plan sponsor’s common stock at December 31, 2010 and 2009, respectively.  The cost of these shares at December 31, 2010 and 2009 is $17,839,245 and $18,584,540, respectively, and their fair value at December 31, 2010 and 2009 is $25,012,395 and $18,891,264, respectively.  Dividends received on the investment in Community Bank System, Inc. common stock amounted to $874,075 and $804,097 in 2010 and 2009, respectively.  The Plan sold 374,998 and 340,323 shares of Community Bank System, Inc. common stock during 2010 and 2009, respectively, and purchased 299,576 and 567,003 shares of Community Bank System, Inc. common stock during 2010 and 2009, respectively.

The HB&T Mid Cap Blend Index R1 Fund and HB&T Metlife Stable Value R1 Fund are administered by Hand Benefits and Trust Company.  Hand Benefits and Trust Company is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc., which is a wholly-owned subsidiary of the Company.  As of December 31, 2010, the Plan held 238,459 shares and 662,435 shares of the HB&T Mid-Cap Blend Index R1 Fund and the HB&T Metlife Stable Value R1 Fund, respectively.  The cost of the HB&T Mid-Cap Blend Index R1 Fund shares and the HB&T Stable Value R1 Fund shares held by the Plan at December 31, 2010 is $3,413,940 and $6,883,770, respectively.

F.	Income Tax Status

The Plan obtained its most recent determination letter in July 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the accompanying financial statements.

As discussed above, the Plan is a tax-exempt entity.  The Plan has reviewed its operations for uncertain tax positions and believes there are no significant exposures.  The Plan will include interest on income tax liabilities in other expenses if such amounts arise.  The Plan is no longer subject to Federal or New York state examinations by tax authorities for the closed tax years before 2007.

G.	Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010:

Net assets available for benefits per financial statements	$88,259,315

Allowance for notes receivable from participants	371,000

Net assets available for benefits per Form 5500	$88,630,315

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010:

Net increase in net assets available for benefits per financial statements	$15,485,927
Reserve for deemed distributions	371,000

Net increase in net assets available for benefits per Form 5500	$15,856,927

H.	Economic dependency and concentration of credit risk

At December 31, 2010 and 2009, approximately 29% and 27%, respectively, of the Plan’s investments are invested in Company stock.  Accordingly, the Plan is dependent upon the financial condition of the Company.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item (i))
December 31, 2010

(a)	(b) Identify of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Mutual Funds
	American Funds Washington Mutual Investors Fund Class A	Mutual fund – 274,895 shares	$7,479,899
	American Funds EuroPacific Growth Fund Class A	Mutual fund – 140,367 shares	5,807,000
	Federated Total Return Bond Fund	Mutual fund – 460,484 shares	5,134,398
	T. Rowe Price Blue Chip Growth Fund	Mutual fund – 136,217 shares	5,193,964
	T. Rowe Price Infl Prot Bond	Mutual fund – 76,680 shares	918,620
	T. Rowe Price Mid-Cap Growth	Mutual fund – 5,833 shares	341,412
	T. Rowe Price Mid-Cap Value	Mutual fund – 19,405 shares	460,099
	M&N Pro-Blend Conservative Term I	Mutual fund – 29,274 shares	307,961
	M&N Pro-Blend Extended Term I	Mutual fund – 6,371 shares	66,448
	M&N Pro-Blend Moderate Term I	Mutual fund – 15,519 shares	162,333
	Oppenheimer Developing Markets A	Mutual fund – 18,437 shares	672,383
	Royce Special Equity Inv	Mutual fund – 21,794 shares	454,851
	Sentinel Small Company	Mutual fund – 448,332 shares	3,532,856
	Vanguard 500 Index Signal	Mutual fund – 45,845 shares	4,386,398
	Vanguard Total Bond Index	Mutual fund – 57,180 shares	606,111
			35,524,733
	Collective Investment Funds
	AITC Smart Conservative 2010 R-Inst	Collective investment fund – 52,533 shares	624,094
	AITC Smart 2020 R-Inst	Collective investment fund – 68,122 shares	722,773
	AITC Smart Moderate 2030 R-Inst	Collective investment fund – 67,780 shares	1,000,437
	AITC Smart 2040 R-Inst	Collective investment fund – 88,135 shares	973,892
	AITC Smart Aggressive 2050 R-Inst	Collective investment fund – 26,459 shares	360,897
*	HB&T Mid-Cap Blend Index R1	Collective investment fund –238,459 shares	3,908,339
			7,590,432
	Common stock of plan sponsor
*	Community Bank System, Inc.	Common stock – 900,698 shares	25,012,395

	Collective Trust Fund
**	SEI Stable Asset GIC Fund	Collective trust fund – 8,914,514 shares	8,914,514

**	Stable Value Fund
	HB&T Metlife Stable Value R1	Stable value fund – 662,435 shares	6,883,770

	Loan Fund
	Participant loans	Loan, 4.25% – 11.15%	2,409,756

	Self Directed brokerage
	Ameritrade IDA Account	Self-directed brokerage	1,376,416

	Money Market Fund
	ReservePlus Money Market	Money market fund - 702,433 shares	702,433
	Total investments		$88,414,449
*	– Denotes party-in-interest
**	– Investments stated at Contract Value. The fair value of the SEI Stable Asset GIC Fund and the HB&T Metlife Stable Value R1 investments was $8,771,715 and $6,948,948, respectively.